

AngloGoldAshanti

Q3 2024
RESULTS

for the three months and nine months ended 30 September 2024

Beatty District - Nevada

DISCLAIMER

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", "all-in costs", "all-in costs per ounce", "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti's Earnings Release for the three months and nine months ended 30 September 2024, which is available on its website.

Website: www.anglogoldashanti.com

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION

The AngloGold Ashanti Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The AngloGold Ashanti Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2023 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2023, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2023. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, see Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K included in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC. These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The AngloGold Ashanti Mineral Resource at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,750/oz and a copper price of $3.50/lb, unless otherwise stated. The AngloGold Ashanti Mineral Reserve at the end of the fiscal year ended 31 December 2023 was estimated using a gold price of $1,400/oz, and a copper price of $2.90/lb, unless otherwise stated.

The scientific and technical information in respect of the year ended 31 December 2023 AngloGold Ashanti's Mineral Resource and Mineral Reserve contained in this document has been reviewed and approved for release by Mrs TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), RM SME, Pr.Sci.Nat (SACNASP), FGSSA. Mrs TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 22 years' experience in mining with 11 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the AngloGold Ashanti Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.

AngloGold Ashanti has reconciled the definitions of Mineral Resource and Mineral Reserve as defined by Regulation S-K 1300 to the definition standards incorporated in NI 43-101, and there are no material differences. While the terms "mineral resource," "inferred mineral resource," "indicated mineral resource," "mineral reserve," "probable mineral reserve," and "proven mineral reserve" as defined under NI 43-101 are substantially similar to the same terms as defined under Regulation S-K 1300, there are differences in the definitions. Accordingly, information contained in this document and in the documents incorporated by reference herein containing descriptions of AngloGold Ashanti's mineral deposits may not be comparable to similar information made public by Canadian companies subject to the reporting requirements of Canadian laws and the rules and regulations thereunder.

Centamin's Mineral Resource and Mineral Reserve estimates have been prepared with reference to the Canadian Institute of Mining Metallurgy and Petroleum (CIM) Definition Standards (2014) and CIM Best Practice Guidelines (2019), as required by NI 43-101 standard for reporting Mineral Resource and Mineral Reserve. Centamin has reconciled the Mineral Resource and Mineral Reserve as defined by NI 43-101 to the definition standards incorporated in Regulation S-K 1300, and there are no material differences. For United States reporting purposes, Regulation S-K 1300 applies different requirements and standards from those under NI 43-101 and the JORC Code. For example, while the terms "mineral resource," "inferred mineral resource," "indicated mineral resource," "mineral reserve," "probable mineral reserve," and "proven mineral reserve" as defined under NI 43-101 are substantially similar to the same terms as defined under Regulation S-K 1300, there are differences in the definitions. Accordingly, information contained in this document and in the documents incorporated by reference herein containing descriptions of Centamin's mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting requirements of United States federal securities laws and the rules and regulations thereunder.

Generally, Mineral Resource and Mineral Reserve estimates, other than those prepared in accordance with Regulation S-K 1300, are not permitted to be disclosed in public documents filed with the SEC. Such estimates, however, are disclosed in this document consistent with the exception for SEC filings provided for in Item 1304(h) of Regulation S-K. Sufficient work to classify Centamin's Mineral Resource and Reserve estimates (as at 30 June 2023) as a current estimate of Mineral Reserve and Mineral Resource as defined under Regulation S-K 1300 has not been done by a Qualified Person as defined under Regulation S-K 1300 of AngloGold Ashanti. AngloGold Ashanti has not been involved in the preparation of Centamin's Mineral Resource and Mineral Reserve estimates (as at 30 June 2023).

The Centamin historical estimates are based on Centamin's annual Mineral Resource and Mineral Reserve statement (as at 30 June 2023) included in the 2023 Centamin Annual Report, which presents Mineral Resource and Mineral Reserve estimates on a non-attributable basis (i.e. assuming 100% ownership). The Centamin historical estimates, however, are presented on a combined basis together with AngloGold Ashanti's Mineral Resource and Mineral Reserve on an attributable basis, reflecting the ownership percentages set forth in the Centamin's Mineral Resource and Mineral Reserve statement (as at 30 June 2023). In addition, in accordance with NI 43-101, the registrant must state the extent, if any, to which Mineral Reserve is included in the total Mineral Resource. Centamin reports Mineral Resource inclusive of Mineral Reserve before dilution and other factors are applied. The Centamin Mineral Resource, however, is presented in this presentation as exclusive Mineral Resource (defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied) by subtracting Mineral Reserve from inclusive Mineral Resource.

The technical and scientific information contained in this document in respect of Centamin has been reviewed and approved for release by Mr. Craig Barker, Head of Geology for Centamin.

CONTINUED FOCUS ON SAFETY, THE HIGHEST PRIORITY

Total Recordable Injury Frequency Rate*
injuries per million hours worked



* Total Recordable Injury Frequency Rate (TRIFR) - the broadest measure of workplace safety, measures workplace safety in terms of the total number of injuries and fatalities that occur per million hours worked (by employees and contractors). TRIFR excludes non-managed joint ventures



Q3 2024 REVIEW

Q3 2024 HIGHLIGHTS – IMPROVING FUNDAMENTALS UNDERPIN PERFORMANCE



OPERATIONAL DELIVERY

Guidance Maintained

Q3'24 production **657koz**; +1% q-o-q

Obuasi **+15%**, Siguiri **+9%**, Tropicana **+14%**,
Cerro Vanguardia **+11%** and Sunrise Dam **+14%** y-o-y

AGA Mineração - Queiroz plant resumes
processing gold concentrate



CASH FLOW, EARNINGS

Earnings, cash flow increase ahead of gold price

17-fold increase in free cash flow* **$347m**
FCF $540/oz[1]

Adj. EBITDA* $746m, **+339%** y-o-y

$447m y-o-y turnaround in basic earnings



COST MANAGEMENT

Real terms reduction in total cash costs* for managed ops:

+2%	**+0.5%**	Aggregate Inflation
in Q3'24 vs Q3'23	YTD '23 vs YTD '24	**c.7% Q3'24**

Group total cash costs*
$1,172/oz Q3'24 vs $1,089/oz Q3'23

~$91m incremental Adj. EBITDA benefit from **Full Asset Potential in Q3'24**



BALANCE SHEET & CAPITAL ALLOCATION

Strong liquidity **c.$2.58bn**

c.$1.2bn cash on hand

Adj. Net Debt* **$906m** Adj. Net Debt* / Adj. EBITDA* **0.37x**

Capital allocation framework under review

* See appendix for reconciliation of Non-GAAP financial measures, Adjusted Net Debt, Adjusted EBITDA
1. Adjusted for attributable production

ANGLOGOLDASHANTI

CENTAMIN - COMPELLING STRATEGIC FIT MATCHING OUR CORE COMPETENCIES

SUKARI, A WORLD CLASS TIER 1 ASSET: **Long life, compelling cost profile** and attractive development potential (2023A Total cash costs* of $970/oz[1] and AISC* of $1,196/oz[1])

STEP CHANGE IN PRODUCTION AND REDUCTION TO COST: **Increases** annual gold production by ~450koz[2], to over 3.0Moz[2] p.a., with immediate reduction to combined unit Total cash costs* and All-in sustaining costs*

ATTRACTIVE UP-FRONT SHAREHOLDER RETURNS: **Accretive** to FCF*/share in first full year post-completion and NAV/share

ADDITIONAL VALUE UPSIDE: Leveraging AngloGold Ashanti's **Full Asset Potential** efficiency framework, corporate infrastructure and supply efficiencies, as well as realising upside from Sukari underground / EDX blocks

BALANCE SHEET AND CAPITAL DISCIPLINE: **Balance sheet strength** maintained through majority (94%) equity consideration; the addition of Sukari to the portfolio is expected to provide enhanced ability to fund growth and return cash to shareholders under AngloGold Ashanti's **robust capital allocation** framework

COMPLEMENTARY CAPABILITIES: **Leverages AngloGold Ashanti's expertise** and extensive track record operating large open pit and underground mines in Africa along with its world-class exploration expertise and integrated stakeholder engagement approach

1. Restated per AngloGold Ashanti definition; see appendix for reconciliation of Non-GAAP financial measures
2. 2023A, consolidated basis; excludes Córrego do Sítio ("CdS") operation
* See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

SUKARI - A NATURAL FIT WITHIN OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS

Combined
AngloGold Ashanti Footprint

LONGER LIFE, LOWER COST, SCALE / GROWTH POTENTIAL, ~78% GROUP MINERAL RESERVE, ~67% OF ANGLOGOLD ASHANTI'S GOLD PRODUCTION

Tier 1 Assets / Projects

Geita • Obuasi • Kibali • Sukari • Iduapriem • Tropicana • Nevada • Quebradona

Gold production ('23A)[2]	M&I Resource[1]	Inferred Resource[1]	Mineral Reserve
2,080koz	26.5Moz	29.8Moz	25.2Moz

STEADY PERFORMERS, RELIABLE CASH GENERATORS, SHORTER LIFE, FP FOCUS – OPPORTUNITIES TO IMPROVE COST COMPETITIVENESS

Tier 2 Assets[4]

Sunrise Dam • Siguiri • Cerro Vanguardia • Cuiabá[3]

Gold production ('23A)[2]	M&I Resource[1]	Inferred Resource[1]	Mineral Reserve
928koz	10.1Moz	7.6Moz	4.9Moz



Egypt
Sukari (50%)
USA
North Bullfrog
Silicon
Merlin
Mother Lode
Sterling
Colombia
Quebradona
Guinea
Siguiri (85%)
Côte d'Ivoire
Doropo (90%) & ABC (100%)
Ghana
Iduapriem
Obuasi
DRC
Kibali (45%)
Tanzania
Geita
Brazil
AGA Mineração
Cuiabá
Argentina
Cerro Vanguardia (92.5%)
Australia
Sunrise Dam
Tropicana (70%)

Combined Mineral Reserve
Total: 32.3Moz[5]



East Africa
25%
South America
15%
North Africa
9%
North America
3%
8%
Australasia
40%
West Africa
Africa 74%

Combined Production[2] (2023A)
Total: 3.1Moz[5]



East Africa
27%
South America
16%
North Africa
15%
18%
Australasia
24%
West Africa
Africa 66%

Source: AngloGold Ashanti and Centamin company filings

Note: Reflects attributable Mineral Resource and Mineral Reserve; for AngloGold Ashanti, refer to its annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC for information including gold price assumptions; for Centamin's annual Mineral Resource and Mineral Reserve statement (as at 30 June 2023), refer to the 2023 Centamin Annual Report. Centamin estimates reflect $1,450/oz for Sukari Mineral Reserve, $1,500/oz for Doropo Mineral Reserve, and $2,000/oz for Mineral Resource

1. Measured and Indicated (M&I) and Inferred Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied

2. Consolidated basis but for Tropicana (70%) and Kibali (45%)

3. Excludes Córrego do Sítio given care & maintenance status as of August 2023

4. Excludes Serra Grande and Córrego do Sítio, Centamin Côte d'Ivoire assets

5. Attributable Mineral Reserve includes Centamin's Sukari and Côte d'Ivoire assets as well as Serra Grande; excludes Córrego do Sítio

FULL ASSET POTENTIAL YIELDING TANGIBLE IMPROVEMENTS

TROPICANA Total Underground Ore Tonnes (kt/month)



GEITA Nyankanga Underground Ore Tonnes (kt/month)



SUNRISE DAM Recovery (%)



SIGUIRI Recovery (%)



ANGLOGOLDASHANTI

EXPANDED SILICON PROJECT – AN EMERGING TIER ONE ASSET

Infill drilling to support further Mineral Resource definition and pre-feasibility studies - confirms continuity of core mineralized zone



A

A'

Mineral Resource Pit*

meters above sea level

Oxide

Fresh

MER-23-0217-RD
45.1m@0.59g/t

MER-24-0297-RD
59m @ 0.98g/t

MER-24-0301-RD
96m @ 1.98g/t

MER-23-0172-RD
151.7m @ 2.32g/t

MER-24-300-RD
91.3m @ 1.55g/t
49.2m @ 3.90g/t

MER-23-235-RD
144.8m @ 1.54g/t

MER-23-243-RD
161.6m @ 5.85g/t

MER-23-245-RD
190.4m @ 5.12g/t

MER-24-278-RD
250.5m @ 1.70g/t

MER-23-0289-RD
129.8m @ 1.66g/t

1.0 g/t grade shell
(drilling data)

0.1 g/t grade shell
(block model)

MER-23-0232-RD
77.1m @ 1.47g/t

MER-23-0233-RD
154.8m @ 1.47g/t

MER-23-0120-RD
49.9m @ 2.01g/t
113.4m @ 1.02g/t

MER-23-0110-RD
30.1m @ 3.76g/t
61.9m @ 0.80g/t

MER-23-0113-RD
30.4m @ 8.53g/t
67.2m @ 1.18g/t

MER-24-0267-RD
144.5m @ 10.53g/t

MER-23-0206-RD
224.9m @ 1.95g/t

MER-23-0198-RD
187.4m @ 0.82g/t

MER-23-0202-RD
324.3m @ 0.56g/t

Stratigraphy

☐	Debris Flow
☐	Rainier Mesa
☐	Owl Canyon
☐	Paintbrush Group
☐	Bullfrog /Tram combined
☐	Picture rock Grouped
☐	Joshua Hollow
☐	Sierra Blanca

Au ppm
10
5
2
1
0.5
0.3
0.1
0

meters

200m Section View Width

* 2023 $1,750/oz Mineral Resource pit

Silicon

Merlin

Legend
• Drillhole Collar
Silicon Mineral Resource Pit
Merlin Mineral Resource Pit

ANGLOGOLDASHANTI

OBUASI - TAKING CLEAR STEPS TO ADDRESS GROUND CONDITION CHALLENGES

- **Q3'23 – Flexibility constraints and poor ground conditions in high-grade areas impact ramp-up; Persist into 2024**

  - Excessive dilution caused by overbreak in sub-level open stoping (SLOS) stopes

  - Ore hang-up in vertical SLOS stopes creates safety and efficiency challenges due to the redrilling and blasting required to release ore

- **Steps taken to address poor ground conditions**

  - Optimised SLOS with wider reamer; introduced dedicated stoping/charge crews and specialist oversight with positive early results

  - Initiated underhand drift and fill (UHDF) trial in Block 8; UHDF better suited to high-grade areas with difficult ground conditions

- **Successes to date**

  - UHDF trial successful - dilution reduced/eliminated; paste fill strength, curing times and reticulation all proven to support higher production levels

  - Development rates, a key enabler for UHDF ramp-up, continue to climb, up c.70% in Q3 2024 vs Q1 2024

  - UHDF production in Q3 2023 of c.8koz from sub-scale areas in Block 8, with only two working areas (32koz annualized)

  - In 2025, four UHDF working areas to be brought into production, with c.60koz from UHDF anticipated

  - Safety performance improved and SLOS annual production baseline now around 200koz

**Obuasi cash generative ($320/oz in FCF* in Q3'24), with improving costs
Total cash costs* $1,153/oz (-20% y-o-y), AISC* $2,063/oz (-17% y-o-y)**

* See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

IMPROVING SLOS TO ADAPT TO POOR GROUND CONDITIONS

Poor ground conditions in high grade areas have persisted in 2024, causing:		
High dilution rates	Ore losses	Poor extraction rates

More predictable outcomes and a reliable baseload production level of c.200koz a year from SLOS, with additional growth from UHDF		
Dedicated stoping/charging crews	New reaming and drilling equipment	New explosive mix



EXAMPLE – POOR GROUND CONDITIONS

Fall-out wedge

Pulled-out/snapped resin bolts

Plan View of 2603 363 WPA



Blk08 2901L 320 UH Slot

17m stope established with no hang up or overbreak

ANGLOGOLDASHANTI

UHDF TRIAL SUCCESS - IMPROVED OUTCOMES IN POOR GROUND CONDITIONS

8koz from UHDF in Q3 from two fronts, with four fronts planned for 2025;
+1Moz suitable for UHDF already identified in Block 8L and Block 10


3300_334_RDN2


Block 8
Block 10
Area 0
Area 5
Area 6
Area 2
Area 9
Area 7
Area 10
Area 8
UHDF [grades 8.4g/t – 15.2g/t]

- **Improved safety -** lower risk of ground failure
- **Dilution minimised -** UHDF 5% vs SLOS >35%, up to 57%
- **Extraction maximised –** UHDF 100% vs SLOS 87-91%

- **Lower complexity, improved reliability -** No production drilling/redrilling, tele-remoting, charging/firing of long holes
- **Leveraging improved development performance** increased high-grade ore production with lower execution risk

STRONGER MARGINS USING COMBINED MINING METHOD BASED ON TRIAL OUTCOME

Optimising SLOS in lower-grade areas + increasing production from UHDF in higher-grade areas
= safer, more predictable ramp-up profile



SLOS in HG Areas**
UHDF in HG Areas
SLOS 200 Kozs
Gross Margin ($m)*
+27%
+43%
+51%
+66%
213
-2
215
270
55
215
216
15
201
308
107
201
202
27
175
306
131
175
220
24
196
365
169
196
Base Case
Revised Base Case
2025
2026
2027
2028

	Revised production total (koz)	UHDF contribution (koz)
	250 - 300	50 - 100
Prev.	325 - 375	125 - 175

Revised production total (koz)	UHDF contribution (koz)
300 - 350	100 - 150

Revised production total (koz)	UHDF contribution (koz)
325 - 375	125 - 175

Revised production total (koz)	UHDF contribution (koz)
375 - 425	175 - 225

**Using flat gold price of $2,200/oz*
***Assumes 42% dilution and 90% recovery*

14



FINANCIAL REVIEW

MACROECONOMIC FACTORS AND INDUSTRY CONTEXT

Gold Price $/oz *(18 months to Sep 2024)*



2600
2400
2200
2000
1800
1600
Gold Price
Gold Collar hedge - Ceiling
Gold Collar hedge - Floor
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24

2024 Oct - Dec: 75koz Hedged at a consolidated put option of $2,000/oz and a consolidated call option of $2,149/oz

Country Inflation and Exchange *(data is shown on last 12 months basis)*

Country	2024		2023		Change	
	Local CPI(1)	Local fx(2): US$	Local CPI(1)	Local fx(2): US$	Local CPI	Local fx: US$
USA	2.5%		3.7%			
Ghana	21.5%	17.7%	38.1%	-58.4%		
Argentina	236.7%	-287.2%	138.3%	-95.4%		
Australia	3.8%	-1.0%	5.4%	-7.0%		
Tanzania	3.1%	-8.9%	3.3%	-2.6%		
Guinea	8.4%	-%	7.9%	4.4%		
Brazil	4.2%	-1.9%	5.2%	3.3%		
Colombia	6.1%	11.1%	11.0%	-12.3%		
Avg. Inflation	c. 7%		c. 8%			

Information sourced from Bloomberg and not always up to current reporting date
(1) Percentage change in respective index (2) Percentage variance of annual fx rate

Oil Price $/bbl *(18 months to Sep 2024)*



100
90
80
70
60
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
Oil price WTI
Brent Crude $bbl
Starting

Foreign Exchange Rates *(18 months to Sep 2024; baseline April 2023)*



Indexed
150
135
120
105
90
75
ARS (right axis)
500
450
400
350
300
250
200
150
100
50
0
Apr-23
May-23
Jun-23
Jul-23
Aug-23
Sep-23
Oct-23
Nov-23
Dec-23
Jan-24
Feb-24
Mar-24
Apr-24
May-24
Jun-24
Jul-24
Aug-24
Sep-24
ARS
BRL
COP
AUD
GHS
GNF
TZS
DCF

Q3 2024 HIGHLIGHTS – SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

	Q3 2024	Q3 2023	y-o-y Δ
Average Price Received* ($/oz)	2,449	1,908	28%
Adjusted EBITDA* ($m)	746	170	339%
Headline Earnings** ($m)	236	(194)	NA
Capital Expenditure - Group ($m)	295	273	8%
Net Cash Flow from Operating Activities ($m)	606	274	121%
Free Cash Flow* ($m)	347	20	1,635%
Adjusted Net Debt* ($m)	906	1,253	(28)%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated
Total cash costs $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024; $1,152/oz for managed operations and $721/oz for non-managed joint ventures in Q3 2023*
AISC $1,665/oz for managed operations and $1,241/oz for non-managed joint ventures in Q3 2024; $1,579/oz for managed operations and $820/oz for non-managed joint ventures in Q3 2023*
* See appendix for reconciliation of Non-GAAP financial measures
**The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.

ANGLOGOLDASHANTI

Q3 2024 HIGHLIGHTS – STRONG PERFORMANCE FROM MANAGED OPERATIONS

	Q3 2024	Q3 2023	y-o-y Δ
Production – Group (koz)	657	676	(3)%
Production – Managed Ops (koz)	586	577	2%
Total Cash Costs* – Group ($/oz)	1,172	1,089	8%
Total Cash Costs* – Managed Ops ($/oz)	1,186	1,152	3%
AISC* – Group ($/oz)	1,616	1,469	10%
AISC* – Managed Ops ($/oz)	1,665	1,579	5%

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated
Total cash costs $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024; $1,152/oz for managed operations and $721/oz for non-managed joint ventures in Q3 2023*
AISC $1,665/oz for managed operations and $1,241/oz for non-managed joint ventures in Q3 2024; $1,579/oz for managed operations and $820/oz for non-managed joint ventures in Q3 2023*
*See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

BUSINESS COST PERFORMANCE

- Strong cash cost performance, despite continued inflationary pressures



AISC* - Q3 2024 vs Q3 2023 ($/oz)

+$147/oz

	Q3 2023	Q3 2024
Total	1,469	1,616
SIB + Other	380	444
Total Cash Costs	1,089	1,172

■ Total Cash Costs   ■ SIB + Other

Total Cash Costs* - Q3 2024 vs Q3 2023 ($/oz)

+6%

non-controllable

+2%

normalised

Q3 2023	Inflation	Royalties	Fuel	FX	Flex Cost	CIL Plant	Normalised	Volume, Grade & Cost	Q3 2024
1,089	82	27	(4)	(43)	1,159)	(7)	1,152	20	1,172

Total cash costs* $1,186/oz for managed operations and $1,053/oz for non-managed joint ventures in Q3 2024; $1,152/oz for managed operations and $721/oz for non-managed joint ventures in Q3 2023
AISC* $1,665/oz for managed operations and $1,241/oz for non-managed joint ventures in Q3 2024; $1,579/oz for managed operations and $820/oz for non-managed joint ventures in Q3 2023
*See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

BUSINESS COST PERFORMANCE

- Strong cash cost performance, despite continued inflationary pressures



+$73/oz

	YTD Sep 2023	YTD Sep 2024
	1,525	1,598
SIB + Other	385	435
Total Cash Costs	1,140	1,163

■ Total Cash Costs ■ SIB + Other

Total Cash Costs* - YTD Sep 24 vs YTD Sep 23 ($/oz)

+5%   -2%

non-controllable

normalised

YTD Sep 23	Inflation	Royalties	Fuel	FX	Flex Cost	CIL Plant	Tropicana Rainfall	Normalised	Volume, Grade and Cost	YTD Sep 24
1,140	76	22	6	(45)	1,199	(16)	4	1,187	(24)	1,163

Total cash costs* $1,195/oz for managed operations and $924/oz for non-managed joint ventures in YTD Sep 2024; $1,189/oz for managed operations and $817/oz for non-managed joint ventures in YTD Sep 2023
AISC* $1,660/oz for managed operations and $1,133/oz for non-managed joint ventures in YTD Sep 2024; $1,609/oz for managed operations and $967/oz for non-managed joint ventures in YTD Sep 2023
*See appendix for reconciliation of Non-GAAP financial measures

COST CONTROL ENSURES HIGHER GOLD PRICE REFLECTS IN BOTTOM LINE

Free cash flow* – Q3 2024 vs Q3 2023 *($m)*



Free cash flow* – YTD Sep 2024 vs YTD Sep 2023 *($m)*



Tight control of costs and active management of our working capital means that the higher gold price has flowed through to our bottom line

(1) *Working capital has been adjusted to exclude corporate restructuring costs of -$24m*
(2) *Working capital has been adjusted to exclude corporate restructuring costs of -$26m*
*See appendix for reconciliation of Non-GAAP financial measures

STRONG LIQUIDITY, LONG-DATED MATURITIES AND LOW (AND IMPROVING) LEVERAGE

Liquidity – 30 September 2024 ($m)



c.$2.58bn*

$1.23bn Cash and Cash Equivalents

$1.34bn** RCFs

*Total calculated with ZAR150m O/N facility at R17.2574/$
** US$1.4bn multi-currency RCF includes a capped facility of AU$500m ($/A$0.69132) and includes the Africa RCFs

Adjusted Net Debt* to Adjusted EBITDA* ratio



Debt schedule - 30 September 2024 ($m)



*See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

GUIDANCE

		2024 Guidance
Gold Production - Group	Gold production (000oz) • Managed operations • Non-managed joint ventures • **Group**	 2,330 - 2,490 320 - 360 **2,650 - 2,850**
Costs[1]	All-in sustaining costs per ounce* ($/oz) • Managed operations • Non-managed joint ventures • **Group**	 1,575 - 1,675 980 - 1,080 **1,500 - 1,600**
	Total cash costs per ounce* ($/oz) • Managed operations • Non-managed joint ventures • **Group**	 1,125 - 1,225 770 - 850 **1,075 - 1,175**
Capital Expenditure[1]	Capital expenditure ($m) • Managed operations • Non-managed joint ventures • **Group**	 1,015 - 1,225 115 - 135 **1,130 - 1,360**
	Sustaining capital expenditure* ($m) • Managed operations • Non-managed joint ventures • **Group**	 790 - 980 60 - 70 **850 - 1,050**
	Non-sustaining capital expenditure* ($m) • Managed operations • Non-managed joint ventures • **Group**	 225 - 245 55 - 65 **280 - 310**



[1] *The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.*
Outlook economic assumptions for 2024 guidance are as follows: $/A$0.68, BRL4.96/$, AP935.00/$, ZAR18.50/$ and Brent $77/bbl.

Cost and capital forecast ranges for 2024 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2023 filed with the SEC.



LOOKING FORWARD

STRONG FUNDAMENTALS, IMPROVING PORTFOLIO AND GROWING RETURNS

PORTFOLIO AND OPERATIONS

- **Safety** is the priority with a focus on further reducing risk and improving performance

- **Guidance maintained** after solid year-to-date cost and production from managed operations

- **Brazil's strong performance** turnaround continues alongside Australia's recovery following rainfall event

- Real terms **cost reductions** achieved year to date; performance vs peers continues to improve

- **Proposed Centamin deal on track** for completion second half of November 2024; focus on seamless integration into portfolio

- **Tier One** production share to increase with the addition of Sukari, providing flexibility to address Tier Two assets

CASH FLOW, BALANCE SHEET AND CAPITAL ALLOCATION

- **Significant FCF* gains** highlight focus on cost management and improved cash conversation

- **Balance sheet** continues strengthening trajectory, leverage below target and no near maturities

- Continuing to fund growth and sustaining capital* to ensure safe, stable and sustainable operations

- <u>Revised capital allocation framework at year-end to reflect FCF* and balance sheet improvements</u>

* See appendix for reconciliation of Non-GAAP financial measures

ANGLOGOLDASHANTI

FULL ASSET POTENTIAL – FACILITATING SECTOR-LEADING COST PERFORMANCE

Total cash cost indexed – real *(Q2 2021 = 100)*



125
120
115
110
105
100
95
90
85
80
Brazil TSF suspension, Siguiri CIL tank collapse
+17%
-2%
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
AGA real TCC
Peer Group real TCC

Full Asset Potential programme has driven strong cost performance, offsetting inflationary impacts

Cash costs have decreased 2% over the past three years, adjusted for inflation (US CPI)

Peer group has seen an average 17% increase in real cash costs over the same period

Company reports, Comp group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont; Q3 2024 data excludes Gold Fields
TCC in real terms adjusted for US CPI

ANGLOGOLDASHANTI



www.anglogoldashanti.com

ANDREA MAXEY	**YATISH CHOWTHEE**	**INVESTOR RELATIONS**
Tel: : +61 08 9435 4603	Telephone: +27 11 637 6273	General e-mail enquiries
Mobile: +61 400 072 199	Mobile: +27 78 364 2080	
amaxey@anglogoldashanti.com	yrchowthee@anglogoldashanti.com	Investors@anglogoldashanti.com

APPENDIX: TIER SUMMARY OF OPERATIONS BY MINE

For the quarter ended September 2024

(in US Dollar million, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Projects	Tropicana	Sub-total	Kibali JV	**Tier 1**	Sunrise Dam	Siguiri	Cerro Vanguardia	AGA Mineração	**Tier 2**	Serra Grande	Other	**Corporate and other[2]**	**Non-managed joint ventures**	**Managed operations**	**Group[3]**
All-in sustaining costs																			
Cost of sales	154	78	93	—	139	464	104	568	101	124	94	90	409	38	38	10	104	921	1,025
By-product revenue	(1)	—	—	—	(1)	(2)	—	(2)	—	—	(23)	—	(23)	—	—	—	—	(25)	(25)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(35)	(20)	(19)	—	(30)	(104)	(23)	(127)	(19)	(12)	(15)	(28)	(74)	(5)	(5)	(1)	(23)	(184)	(207)
Adjusted for decommissioning and inventory amortisation	(1)	—	—	—	—	(1)	—	(1)	—	—	3	—	3	—	—	—	—	2	2
Corporate administration, marketing and related expenses	—	—	—	1	—	1	—	1	—	—	—	—	—	—	—	19	—	20	20
Lease payment sustaining	6	—	3	—	3	12	—	12	4	1	—	7	12	3	3	—	—	27	27
Sustaining exploration and study costs	4	—	—	1	—	5	—	5	—	2	2	—	4	—	—	—	—	9	9
Total sustaining capital expenditure	41	43	27	—	9	120	15	135	16	24	19	23	82	10	10	—	15	212	227
All-in sustaining costs[4]	169	101	103	2	119	494	96	590	102	139	80	92	413	46	46	29	96	982	1,078
Gold sold - oz (000)	118	49	60		86	313	77	390	72	73	46	70	261	16	16		77	590	667
All-in sustaining cost per ounce - $/oz[1]	1,428	2,063	1,719		1,389	1,579	1,241	1,513	1,411	1,916	1,744	1,315	1,585	2,773	2,773		1,241	1,665	1,616

[1] In addition to the operational performances of the mines, "all-in sustaining cost per ounce", "all-in cost per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining cost per ounce" and "all-in cost per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other, includes non-gold producing managed operations and comprises of Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.

Rounding of figures may result in computational discrepancies

ANGLOGOLDASHANTI

For the quarter ended September 2024

(in US Dollar million, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali JV	Tier 1	Sunrise Dam	Siguiri	Cerro Vanguardia	AGA Mineração	Tier 2	Serra Grande	Other	Corporate and other[2]	Non-managed joint ventures	Managed operations	Group[3]
Total cash costs																		
Cost of sales	154	78	93	139	464	104	568	101	124	94	90	409	38	38	10	104	921	1,025
- By-product revenue	(1)	—	—	(1)	(2)	—	(2)	—	—	(23)	—	(23)	—	—	—	—	(25)	(25)
- Inventory change	—	6	(2)	—	4	(4)	—	—	(3)	1	—	(2)	(1)	(1)	—	(4)	1	(3)
- Amortisation of tangible assets	(29)	(20)	(18)	(28)	(95)	(23)	(118)	(15)	(11)	(15)	(22)	(63)	(4)	(4)	(1)	(23)	(163)	(186)
- Amortisation of right of use assets	(6)	—	(1)	(2)	(9)	—	(9)	(4)	(1)	—	(6)	(11)	(1)	(1)	—	—	(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(1)	(3)	(2)	(1)	(7)	(1)	(8)	—	(2)	(5)	(1)	(8)	(4)	(4)	—	(1)	(19)	(20)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	(1)	(1)	—	—	—	—	(1)	(1)
Total cash costs	117	61	70	108	356	75	431	82	106	52	60	300	28	28	10	75	694	769
Gold produced - oz (000)	118	53	59	87	317	71	388	73	71	42	67	253	16	16		—	71	586	657
Total cash costs per ounce - $/oz[1]	995	1,153	1,191	1,243	1,126	1,053	1,112	1,132	1,500	1,224	896	1,188	1,801	1,801		1,053	1,186	1,172

ANGLOGOLDASHANTI

For the nine months ended September 2024

(in US Dollar million, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Projects	Tropicana	Sub-total	Kibali JV	**Tier 1**	Sunrise Dam	Siguiri	Cerro Vanguardia	AGA Mineração	**Tier 2**	Serra Grande	**Other**	**Corporate and other[2]**	**Non-managed joint ventures**	**Managed operations**	**Group[3]**
All-in sustaining costs																			
Cost of sales	464	259	260	—	344	1,327	278	1,605	317	384	269	254	1,224	103	103	29	278	2,683	2,961
By-product revenue	(2)	—	—	—	(2)	(4)	(1)	(5)	(1)	(1)	(80)	—	(82)	—	—	—	(1)	(86)	(87)
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, intangible and right of use assets	(95)	(53)	(60)	—	(73)	(281)	(67)	(348)	(58)	(37)	(40)	(78)	(213)	(15)	(15)	(4)	(67)	(513)	(580)
Adjusted for decommissioning and inventory amortisation	(1)	(1)	—	—	—	(2)	—	(2)	—	—	3	—	3	(1)	(1)	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	2	—	2	—	2	—	—	—	—	—	—	—	84	—	86	86
Lease payment sustaining	17	—	4	1	7	29	1	30	13	2	—	21	36	7	7	2	1	74	75
Sustaining exploration and study costs	8	1	—	—	—	9	—	9	1	4	5	1	11	—	—	—	—	20	20
Total sustaining capital expenditure	128	112	80	3	26	349	49	398	38	67	48	68	221	27	27	1	49	598	647
All-in sustaining costs[4]	518	318	284	6	303	1,429	261	1,690	309	419	205	266	1,199	122	122	112	261	2,862	3,123
Gold sold - oz (000)	358	163	191		217	929	230	1,159	194	203	140	200	737	58	58		230	1,724	1,954
All-in sustaining cost per ounce - $/oz[1]	1,449	1,956	1,487		1,394	1,540	1,133	1,459	1,589	2,062	1,460	1,330	1,625	2,113	2,113		1,133	1,660	1,598

[1] In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
[2] Corporate and other, includes non-gold producing managed operations and comprises of Corporate, Africa other, Australia other and Americas other.
[3] Total including equity-accounted non-managed joint ventures.
[4] Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not be calculated based on amounts presented in this table due to rounding.

Rounding of figures may result in computational discrepancies

For the nine months ended September 2024

(in US Dollar million, except as otherwise noted)

	Geita	Obuasi	Iduapriem	Tropicana	Sub-total	Kibali JV	**Tier 1**	Sunrise Dam	Siguiri	Cerro Vanguardia	AGA Mineração	**Tier 2**	Serra Grande	**Other**	**Corporate and other[2]**	**Non-managed joint ventures**	**Managed operations**	**Group[3]**
Total cash costs																		
Cost of sales	464	259	260	344	1,327	278	1,605	317	384	269	254	1,224	103	103	29	278	2,683	2,961
- By-product revenue	(2)	—	—	(2)	(4)	(1)	(5)	(1)	(1)	(80)	—	(82)	—	—	—	(1)	(86)	(87)
- Inventory change	(10)	(1)	(5)	(6)	(22)	—	(22)	(3)	(7)	(7)	(1)	(18)	(1)	(1)	—	—	(41)	(41)
- Amortisation of tangible assets	(74)	(53)	(58)	(68)	(253)	(66)	(319)	(46)	(35)	(40)	(61)	(182)	(12)	(12)	(2)	(66)	(449)	(515)
- Amortisation of right of use assets	(21)	—	(2)	(5)	(28)	(1)	(29)	(12)	(2)	—	(17)	(31)	(3)	(3)	(1)	(1)	(63)	(64)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—	(1)	(1)
- Rehabilitation and other non-cash costs	(3)	(7)	(4)	—	(14)	1	(13)	—	(4)	(7)	(1)	(12)	(4)	(4)	(1)	1	(31)	(30)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	(1)	(1)	(2)	—	—	—	—	(2)	(2)
Total cash costs net of by-product revenue	354	198	191	262	1,005	212	1,217	255	335	134	173	897	83	83	25	212	2,010	2,222
Gold produced - oz (000)	347	161	187	213	908	229	1,137	193	199	129	196	717	57	57	—	229	1,682	1,911
Total cash costs per ounce - $/oz[1]	1,020	1,231	1,021	1,230	1,107	924	1,070	1,321	1,687	1,044	883	1,253	1,439	1,439		924	1,195	1,163

For other reconciliations from IFRS to Non-GAAP financial measures, please refer to AngloGold Ashanti's Earnings Release for the three months and nine months ended 30 September 2024, which is available on its website (www.anglogoldashanti.com).

31